September 7, 2018

VIA EDGAR

Patrick F. Scott
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Thrivent Church Loan and Income Fund (File Nos. 333-226163 and 811-23362)

Dear Mr. Scott:
We have reviewed the comments received from you via letter dated August 10, 2018 (the “Letter”), regarding the initial registration statement filed on Form N-2 with the Securities and Exchange Commission (“SEC”) on July 13, 2018 (the “Registration Statement”) for Thrivent Church Loan and Income Fund (the “Fund”) (accession number: 0000898432-18-000796).  Your comments and the Fund’s responses, submitted by us on the Fund’s behalf, are set forth below.  We believe that the disclosure changes and supplemental responses discussed in this letter fully address all of the comments of the SEC staff (“Staff”).  Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.
Prospectus – General
1.
The summary of risks in the prospectus summary on pages 5-15 is substantially the same as the description on pages 25-37, pushing the fee table to page 16. Please revise the summary of risks for brevity.

Response: In response to this comment, the Fund has revised the summary of risks in the prospectus summary for brevity.

2.
We note that portions of the Registration Statement are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

3.	Please advise us if you have submitted or expect to submit an exemptive application or no action request in connection with the Registration Statement. In particular, inform the staff whether the

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September 7, 2018

registrant intends to request exemptive relief from various portions of the 1940 Act in order to issue multiple classes of shares.

Response:  On November 1, 2017, the Fund filed an application (accession number: 0000898432-17-001018) and a subsequent amended application (accession number: 0000898432-18-000745) for an order granting certain exemptions in connection with co-investment transactions.  The notice associated with the application was published by the SEC on August 9, 2018 and the period to submit a request for hearing expired on September 4, 2018.  The Fund expects the SEC to issue the order shortly.  The Fund has not submitted, and does not currently expect to submit, any other exemptive applications or no-action requests in connection with the Registration Statement.  The Fund notes in the prospectus that it may, in the future, apply for exemptive relief to issue different classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, repurchase and/or withdrawal fees, rights and privileges.

4.
Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers, if applicable, participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: As the Staff states in its introduction to the Letter, the Fund will operate as an interval fund in reliance on Rule 23c-3 under the 1940 Act.  As such, FINRA expressly exempts the Fund’s offering from the Corporate Financing Rule (Rule 5110).  Thus, neither the Fund nor any broker-dealer is required to make a filing with respect to the offering, nor will FINRA review any matter relating to the terms of the offering. In this regard, FINRA Rule 5110(b)(8)(C) exempts from the Corporate Financing Rule, in relevant part, “securities of any "closed-end" investment company … that: (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under of the [1940 Act]; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C.”

Cover Page
5.
Please disclose any minimum required offering proceeds in order to begin operating the Fund. Also, please briefly explain how the price will be determined, any termination date and explain whether funds will be held in escrow prior to reaching this minimum required amount. We note that certain of the called for information is disclosed in narrative disclosure on page 1, however, Form N-2 calls for the information, including the required table, to appear on the Outside Front Cover. See Instruction 5 to Item 1 of Form N-2.

Response: With respect to how the price will be determined, the cover page states that the “Class S Shares will be sold at a public offering price equal to their NAV per share.”  The Fund has not included a termination date for the offering because the Fund expects to continuously offer its Shares in reliance on the provisions of Rule 415 under the Securities Act of 1933, as amended.  In response to the Staff’s other items in the comment, the Fund has added the following disclosure immediately after the table on the front cover of the prospectus:

“Thrivent Distributors, LLC, the Fund’s distributor, will use its best efforts to solicit orders for the sale of the shares.  The Fund does not have a minimum amount of required proceeds to begin operating and, therefore, the Fund will not have any arrangements to escrow proceeds prior to the commencement of operations.”

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September 7, 2018

6.	Please cross-reference the sections of the prospectus (e.g., pp. 50-52) that discuss the Fund’s repurchase policies and corresponding risks.

Response: In response to this comment, the Fund has revised the cover page to include the requested cross-reference.

7.
You note in the cover page that the Fund intends to periodically offer share repurchases. Please disclose the anticipated timing of its initial repurchase offer. Please also note that, under rule 23c-3, the first repurchase request deadline after the effective date of the Registration Statement must occur no later than two periodic intervals after that date.

Response: In response to this comment, the Fund has revised the cover page to disclose that the First Repurchase Request Deadline for the Fund will occur no later than two calendar quarters after the Fund’s initial effective date.

Prospectus Summary – Principal Risks (p. 8)
8.
Church Loan Related Risks – Prepayment Risk: Explain here the concepts of duration and maturity, or cross-reference to the disclosure on page 10, Duration and Maturity Risk, which provides an example and a better understanding of the concepts.

Response:  In response to this comment, the Fund has revised the Prepayment Risk disclosure to include a cross-reference to “Duration and Maturity Risk.”

Summary of Fund Expenses (p. 16)
9.
Shareholder Transaction Expenses: The table includes the caption Repurchase Fee on Shares Repurchased, with the corresponding amount of the charge shown as “none” in the shareholder transaction expense section of the table. Footnote (1) to the table explains that while the fund is not currently charging the fee, the fund may charge a repurchase fee of up to 2.00%. The repurchase fee is described in greater detail in the second paragraph under Determination of Repurchase Price and Payment for Shares on page 51 of the prospectus. Since the fund may charge up to the maximum repurchase fee at any time, the 2.00% maximum fee should be shown in the shareholder transaction expense section of the table.

Response: The Fund does not currently intend to charge a repurchase fee.  Accordingly, the Fund has removed footnote (1) from the table.

10.	After the caption, Repurchase Fee on Shares Repurchased, please disclose the basis upon which the fee is charged.

Response: The Fund has added the following parenthetical immediately after the caption: “(as a percentage of amount repurchased)”.

11.
We note that the Adviser has contractually agreed to waive its fees and/or reimburse expenses through at least July 31, 2020. Please confirm to the staff that the agreement will be extended to no less than one year from the effective date of the Fund’s Registration Statement. Furthermore, with respect to the Adviser’s ability to recoup advisory fees and/or Fund expenses, please note that recoupment terms are limited to the following conditions: (1) amounts may be recouped only within three years from that date when an amount is waived/reimbursed; (2) the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such

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September 7, 2018

amounts were waived; and (3) the Fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Response:  The Fund confirms that the contractual fee waiver agreement will continue in effect for no less than one year from the effective date of the Fund’s Registration Statement.  Under the terms of the fee waiver agreement, amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.  A statement to this effect has been added to the footnote discussing the fee waiver agreement.

Expense Example (p. 16)
12.
Currently, the amounts in the example reflect the net expense ratio, after waivers, for all periods presented. Please revise the amounts to reflect the waiver extending only through the contractual termination date of the waiver.

Response: In response to this comment, the Fund has revised the amounts in the expense example to reflect the waiver extending only through its contractual termination date.

Use of Proceeds (p. 18)
13.
Current disclosure states that it may take several months to fully invest net proceeds in accordance with the Fund’s investment objective and policies. If the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated, and the consequences of such delay should be disclosed. It is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its Registration Statement, must not take in excess of six months to invest proceeds. See Guide 1 to form N-2.

Response:  The Fund expects to invest net proceeds in accordance with the Fund’s investment objective and policies within three months of their receipt.

Distribution Policy (p. 55)
14.
Considering the disclosure on page 43, that the Adviser and the Fund are not responsible for determining the suitability of the Fund or Shares for any investor, please explain, supplementally, whether the Fund has considered adopting any suitability or eligibility requirements for prospective investors.

Response:  The Fund has disclosed, as required by the securities laws, material information regarding its operations and risks, and is not required to adopt any suitability or eligibility requirements for prospective investors.  The Fund notes that sales of Shares will be made through broker-dealers who are subject to suitability requirements under FINRA rules, and that the Fund will not ordinarily have direct relationships with investors.  Moreover, the Fund believes that the disclosure adequately alerts prospective investor to the factors they should consider in assessing the suitability of an investment in the Fund.  The cover page of the prospectus informs investors to “consult [their] own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.”  The cover page also states that “[i]nvestors should carefully consider the Fund’s risks, investment objective and strategies, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to their investment objectives and personal financial situation and (ii)

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September 7, 2018

consider factors such as their personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should be avoided when an investor has a short-term investing horizon and/or cannot bear the loss of some or all of his or her investment. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.”  The “Investor Suitability” section in the prospectus summary contains similar disclosure.

Tax Matters (pp. 59-61)
15.	Please specifically address whether shareholders will be subject to the alternative minimum tax. See Instruction 2 to Item 10.4 of Form N-2.

Response: The Fund has added the following to the “Tax Matters” section:

“The benefits of the reduced tax rates applicable to long-term capital gain may be impacted by the application of the alternative minimum tax to individual shareholders.”
Statement of Additional Information – Fundamental Investment Limitations
16.
Page 12 of the SAI notes that you may “enter into swap transactions, including but not limited to credit default [and] total return …swap agreements.” First, please clarify to the staff, whether the Fund intends to write credit default swaps and, if so, please confirm, supplementally, that the Fund will segregate the full notional amount of each credit default swap to cover such obligation. Second, please clarify to the staff, whether you intend to segregate the full notional amount of each total return swap. If not, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of section 18 of the 1940 Act. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, you should be aware that the Commission may issue a new rule and/or guidance relating to fund use of derivatives, such as TRS, and leverage, which could impact the manner in which the Fund operates.

Response: The Fund does not intend to write credit default swaps. A statement to this effect has been added to the discussion of swap transactions on page 12 of the SAI.  The Fund also does not intend to segregate the full notional amount of each total return swap.  The Fund acknowledges that Staff’s comment on possible new rules or guidance that may affect the Fund’s use of derivatives and leverage in the future.

17.
On page 26, item number 7 reads, the “Fund . . . may not purchase a security if, after giving effect to the purchase, more than 25% of the Fund’s total assets would be invested in the securities of one or more issuers conducting their principal business activities in the same industry. Please change the underlined text above, to read, “25 percent or more” in order to be consistent with the Instruction to Item 8(b)(2) of Form N-2, which defines concentration as investing “25 percent or more of the fund’s ‘total assets’ in an industry or group of industries.”

Response: The Fund has made the requested change.

18.
On page 27, item number 7 also states that the Fund may not purchase a security if more than 25% of its total assets would be invested in securities of issuers in the same industry, “except that this restriction does not apply to securities and/or other instruments of U.S. nonprofit organizations that have a stated Christian mission….” The staff takes the position that all investments, other than

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September 7, 2018

investments in U.S. government securities should be counted as an investment towards an industry. Please revise the proposed fundamental policy accordingly.

Response: The Fund has revised the fundamental investment limitation on concentration as follows:

“Other than with respect to the Fund’s concentration in the securities and/or other instruments of U.S. non-profit organizations that have a stated Christian mission including, but not limited to, local churches, denominations and associations, educational institutions, and other Christian mission-related organizations, may not purchase a security if, after giving effect to the purchase, 25% or more of the Fund’s total assets would be invested in the securities of one or more issuers conducting their principal business activities in the same industry.  This restriction does not apply to Government Securities (as such term is defined in the 1940 Act).”
Investment Adviser and Portfolio Managers
19.
On page 35, under “Compensation,” the disclosure states that each portfolio manager of Thrivent Asset Mgt. is compensated by . . . an annual bonus.” Please describe with specificity the criteria of all factors on which payment of the bonus is based. See Item 21.2 of Form N-2. Further, to the extent there are differences between the method used to determine a portfolio manager’s compensation with respect to the Fund and other accounts managed by such portfolio manager, clearly disclose these differences. See Instruction 3 to Item 21.2 of Form N-2.

Response: In response to the Staff’s comment, the disclosure relating to the annual bonus has been revised as follows:

“The annual bonus provides for a variable payment that is attributable to loan origination volume and yield targets as well as loan quality measures (e.g., delinquency, loan losses).”
The Fund additionally confirms that there are currently no differences between the method used to determine a portfolio manager’s compensation with respect to the Fund and other accounts managed by such portfolio manager.  If different methods are used in the future, those differences will be disclosed in the SAI.
Part C. Other Information
Financial Statements
20.	Please include seed financial statements of the Fund in a subsequent amendment as required by Section 14(a)(1) of the 1940 Act, and note that we may, thereafter, have comments on them.

Response:  Audited seed financial statements of the Fund will be included in a subsequent amendment.

Exhibits
21.
To the extent the waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm that you will be filing it as an exhibit to the Registration Statement as a material contract pursuant to Item 25.2.k of Form N-2.

Securities and Exchange Commission
September 7, 2018

Response:  The fee waiver agreement is included as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) which accompanies this letter.

Signatures
22.
In addition to the Principal Executive Officer and Principal Financial Officer, the Registration Statement must be signed by the majority of the Board of Trustees. Please ensure that, prior to filing the pre-effective amendment, the Registration Statement has the proper signatures pursuant to Section 6 of the Securities Act of 1933.

Response: The Fund confirms that the Pre-Effective Amendment has the proper signatures pursuant to Section 6 of the Securities Act of 1933.

Thank you for your attention in these matters.  If you have any questions, I can be reached at 617-261-3231.
Sincerely,

/s/ George Zornada

George Zornada

cc:	Michael Kremenak, Esq.
Jay Jackson, Esq.
Thrivent Asset Management, LLC